The Fortegra Group, LLC
10751 Deerwood Park Blvd.
Suite 200
Jacksonville, FL 32256
April 28, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: Tonya K. Aldave and Susan Block
Re:      The Fortegra Group, LLC
Registration Statement on Form S-1
File No. 333-254285
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Fortegra Group, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-254285), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 15, 2021.
The Company has determined not to pursue the initial public offering to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.
The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at The Fortegra Group, LLC, Attention: Christopher Romaine, 10751 Deerwood Park Blvd., Suite 200, Jacksonville, Florida 32256, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: William Michener, Prudential Tower, 800 Boylston Street, Boston, MA 02119.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email William Michener at 617-951-7247 or william.michener@ropesgray.com.

Sincerely,

The Fortegra Group, LLC

/s/ Christopher Romaine
Name:	Christopher Romaine
Title:	Executive Vice President and General Counsel
cc:        Michael Littenberg (Ropes & Gray LLP)
William Michener (Ropes & Gray LLP)